SALLY BEAUTY HOLDINGS, INC.

May 15, 2012

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:  Mara Ransom

Re:           Sally Holdings LLC

Sally Capital Inc.

The additional registrants listed on Exhibit A

Amendment No. 2 to Registration Statement on Form S-4/A

Filed on May 11, 2012

File No. 333-179580

Dear Ms. Ransom:

On May 11, 2012, Sally Holdings LLC (the “Company”), Sally Capital Inc. and the additional registrants listed on Exhibit A (collectively with the Company, the “Registrants”)  filed via EDGAR Amendment No. 2 to the above-referenced Registration Statement on Form S-4/A.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrants hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of 4:00 p.m., Washington, D.C. time, on May 15, 2012 or as soon thereafter as practicable.  Furthermore, the Company withdraws the acceleration request related to the Registration Statement that it previously delivered to the Commission (as defined below) on May 11, 2012.

In requesting acceleration of the effective date of the Registration Statement, the Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature appears on the following page.]

Sincerely,

SALLY HOLDINGS LLC
SALLY CAPITAL INC.
And the additional registrants listed on Exhibit A

By:	/s/ Matthew O. Haltom
Matthew O. Haltom
Vice President and Assistant Secretary

cc:	W. Scott Ortwein
Kyle G. Healy

EXHIBIT A

SALLY BEAUTY HOLDINGS, INC.

SALLY INVESTMENT HOLDINGS LLC

ARMSTRONG McCALL HOLDINGS L.L.C.

BEAUTY HOLDING LLC

SALLY BEAUTY INTERNATIONAL FINANCE LLC

DIORAMA SERVICES COMPANY, LLC

SALLY BEAUTY DISTRIBUTION LLC

BEAUTY SYSTEMS GROUP LLC

SALLY BEAUTY SUPPLY LLC

ARMSTRONG McCALL MANAGEMENT L.C.

SALON SUCCESS INTERNATIONAL, LLC

ARMSTRONG McCALL, L.P.

ARMSTRONG McCALL HOLDINGS, INC.

BRENTWOOD BEAUTY LABORATORIES INTERNATIONAL, INC.

BEYOND THE ZONE, INC.

COLORESSE, INC.

ENERGY OF BEAUTY, INC.

ESTHETICIAN SERVICES, INC.

FOR PERMS ONLY, INC.

HIGH INTENSITY PRODUCTS, INC.

ION PROFESSIONAL PRODUCTS, INC.

LAND OF DREAMS, INC.

MIRACLE LANE, INC.

VENIQUE, INC.

NAIL LIFE, INC.

NEW IMAGE PROFESSIONAL PRODUCTS, INC.

PROCARE LABORATORIES, INC.

SALLY BEAUTY DISTRIBUTION OF OHIO, INC.

SATIN STRANDS, INC.

SEXY U PRODUCTS, INC.

SILK ELEMENTS, INC.

TANWISE, INC.

SOREN ENTERPRISES, INC.

POWER IQ, INC.

DESIGN LENGTHS, INC.

FEMME COUTURE INTERNATIONAL, INC.

GENERIC VALUE PRODUCTS, INC.

INNOVATIONS — SUCCESSFUL SALON SERVICES

ARNOLDS, INC.

NEKA SALON SUPPLY, INC.

AERIAL COMPANY, INC.